UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 12, 2023

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

Tel: +44 737 680 9248

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Notice of Non-compliance

On September 8, 2023, Selina Hospitality PLC (the “Company”) received a written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) indicating that the Company is not in compliance with the $1.00 minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Global Market (the “Bid Price Requirement”).

The Notice has no immediate effect on the listing of the Company’s securities on The Nasdaq Global Market.

The Nasdaq Listing Rules require listed securities to maintain a minimum bid price of $1.00 per share and, based upon the closing bid price of the Company’s securities for the 30 consecutive business days for the period ending September 7, 2023, the Company no longer meets this requirement.

The Notice indicates that the Company has been provided with an initial compliance period of 180 calendar days, ending on March 6, 2024, to regain compliance with the Bid Price Requirement. If at any time during this 180-day period the bid price of the Company’s ordinary shares closes at or above $1.00 per share for a minimum of ten consecutive business days, the Nasdaq staff (the “Staff”) will provide the Company with a written confirmation of compliance and the matter will be closed. If the Company chooses to implement a reverse stock split, it must be completed no later than ten business days prior to the expiration of the 180 calendar day period in order to regain compliance.

Alternatively, if the Company fails to regain compliance with Rule 5550(a)(2) prior to the expiration of the initial 180 calendar day period, the Company may be eligible for an additional 180 calendar day compliance period, provided (i) it meets the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on The Nasdaq Global Market (except for the Bid Price Requirement), and (ii) it provides written notice to Nasdaq of its intention to cure this deficiency during the second compliance period by effecting a reverse stock split, if necessary. In the event the Company does not regain compliance with Rule 5550(a)(2) prior to the expiration of the initial 180 calendar day period, and if it appears to the Staff that the Company will not be able to cure the deficiency, or if the Company is not otherwise eligible, the Staff will provide the Company with written notification that its securities are subject to delisting from The Nasdaq Global Market. At that time, the Company may appeal the delisting determination.

The Company intends to monitor the closing bid price of its securities and is considering its options to regain compliance with the Bid Price Requirement. The Company’s receipt of the Notice does not affect the Company’s business, operations or reporting requirements with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: September 12, 2023	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary

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